

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 6, 2017

Mr. Ken DeCubellis
Chief Executive Officer
Black Ridge Acquisition Corporation
110 North 5th Street, Suite 410
Minneapolis, Minnesota 55403

> **Re: Black Ridge Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted June 9, 2017**
> **CIK No. 0001708341**

Dear Mr. DeCubellis

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Ken DeCubellis
Black Ridge Acquisition Corporation
July 6, 2017
Page 2

Summary Financial Data, page 13

   2. Please revise the amounts in the "As Adjusted" column as follows:

- Working capital amount to reflect $100,462,277 which includes $100,000,000 cash held in trust from the proceeds of the offering and the sale of the private units, plus $500,000 in cash held outside the trust account, plus $100 from the issuance of the unit purchase option plus the actual working capital deficit of ($37,823) at May 31, 2017.
- Total Assets amount to reflect $100,462,277 which includes $100,000,000 cash held in trust from the proceeds of the offering and the sale of the private units, plus $500,000 in cash held outside the trust account, plus $100 from the issuance of the unit purchase option plus the actual working capital deficit of ($37,823) at May 31, 2017.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11- Telecommunications

Cc: Jeffrey M. Gallant, Esq.